Mail Stop 3561
							September 22, 2005
Mr. Ricardo Reyes
CFO
Compania Cervecerias Unidas S.A.
Bandera 84, Sixth Fllor
Santiago, Chile

Re:	United Breweries Company, Inc.
      Form 20-F for the Fiscal Year Ended December 31, 2004
      File No. 1-14906

Dear Mr. Reyes:

            We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 - Nature of Operations and Summary of Significant
Accounting
Policies, page F-8
m) Translation of Foreign Currency Financial Statements, page F-14
1. We note that your accounting policy regarding the financial statements of your subsidiaries in Argentina differs from the accounting treatment required under US GAAP as outline in SFAS 52. Tell us what is the functional currency of your Argentinean subsidiaries under US GAAP. If the functional currency is not the Argentine Peso, tell us how you account for gains and losses that arise as a result of remeasurement. If the functional currency is the Argentine Peso for US GAAP, please explain to us the similarity in the translation adjustment under both US and Chilean GAAP given the differing requirement of SFAS 52 and Technical Bulletin 64.

v) Advertising and Sales Promotion Costs, page F-17
2. In your note reconciling US GAAP to Chilean GAAP, please disclose your policy for advertising costs under SOP 93-7. Also, please disclose the total amount expensed for advertising for each period presented as well as the total amount reported as assets. See paragraph 49 of SOP 93-7.

Goodwill, page F-47
3. In future filings, please disclose your goodwill and any changes that occur during the periods presented by segment. Please see paragraph 45 of SFAS 142.

Additional Disclosure Requirements, page F-61
4. We note your disclosures regarding selling and administrative expenses. We note that there is no requirement under US GAAP to classify shipping and handling costs as cost of sales and this is a policy decision under EITF 00-10. Please revise your disclosures in future filings.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3841 if you have questions regarding the comments.


      Sincerely,


	Michael Moran
      Branch Chief


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Ricardo Reyes
Compania Cervecerias Unidas S.A.
September 22, 2005
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